September 5, 2024

Michael H. Tardugno
Executive Chairman of the Board
Imunon, Inc.
997 Lenox Drive, Suite 100
Lawrenceville, NJ 08648

       Re: Imunon, Inc.
           Registration Statement on Form S-1
           Filed August 29, 2024
           File No. 333-281834
Dear Michael H. Tardugno:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   KJ Cho, Esq.